UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
BoodsKapper Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      07/09/2018

Physical address of issuer
8951 Cypress Waters Blvd, Suite#160, Dallas, TX, 75019

Website of issuer
https://www.boodskapper.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
June 21, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$277,624	$146,058
Cash & Cash Equivalents	$4,757	$1,781
Accounts Receivable	$460	N/A
Short-term Debt	$312,754	$168,818
Long-term Debt	N/A	N/A
Revenues/Sales	$198,840	$68,000
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	(47,370)	(18,758)

The above reflects the consolidated financials of BoodsKapper Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 17, 2019

BoodsKapper Inc.



Up to $1,000,000 of Crowd Notes

BoodsKapper Inc. ("BoodsKapper", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 21, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by June 21, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process June 14, 2019, will be permitted to increase their investment at any time on or before June 14, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 14, 2019. If the Company reaches its Closing Amount prior to June 14, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.boodskapper.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/boodskapper.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

BoodsKapper Inc. is a Delaware C-Corporation, formed on 07/09/2018.

The Company is located at 8951 Cypress Waters Blvd, Suite#160, Dallas, TX, 75019.

The Company's website is https://www.boodskapper.com.

BoodsKapper, Inc. ("the Company") was a limited liability company organized on November 20, 2015 and was incorporated on July 9, 2018 under the laws of the State of Delaware, and is headquartered in Dallas, Texas. BoodsKapper creates software that acts as a virtual office assistant that is capable of assigning the right work order to the right electrician, interacting with customers, and providing conversational reporting.

_____

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/boodskapper and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	June 21, 2019
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 12, 13, 20 and 21.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has $41,172.66 in cash balances as of March 31, 2019. This equates to three months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company depends on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently revenue is concentrated in 2 main customers, which are responsible for approximately all of the current revenue. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. If the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss. Additionally, while the Company has added several thousand users on the platform as a result of its relationship with their two paying customers, the Company has not shown that they can monetize the participation of these property managers on their platform.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. As a cloud software builder, the Company decided not to disclose their trade secrets and does not currently hold any patents. Therefore, their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended product evaluations and configuring the product to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company is subject to rapid technological change and dependence on new product development. The Company's industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, they must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in their industry, the Company continues to face advanced and persistent attacks on their information infrastructure where they manage and store various proprietary information and sensitive/confidential data relating to their operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack their products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate their network security and misappropriate or compromise their confidential information or that of their customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that they produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of their information infrastructure systems or any of their data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect their business.

Through the Company's operations, they collect and store certain personal information that their customers provide to purchase products or services, enroll in promotional programs, register on their website, or otherwise communicate and interact with us. They may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt their operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's principal shareholders own voting control of the Company. Their current officers, directors, founders, and principal shareholders currently own a total of 5,000,000 shares of Common Stock or 100% of the total issued and outstanding capital stock of the Company. Their principal shareholders will own a majority of their Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of their common stock. This concentration of ownership may not be in the best interests of all their shareholders.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $18,758 from its inception through December 31, 2017. For the year ended December 31, 2018, it incurred a net loss of $47,370. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The AI Technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for their products change continually. The Company's success depends on their ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, their sales and market share will decrease. The Company must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if they fail to introduce new and improved products to satisfy those preferences, their sales could decline. In addition, because of their varied customer base, they must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand their product offerings successfully across product categories, or if they do not rapidly develop products in faster growing and more profitable categories, demand for their products could decrease, which could materially and adversely affect their product sales, financial condition, and results of operations.

In addition, achieving growth depends on the Company's successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on their ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise their competitive position and adversely impact their business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive AI Technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company has outstanding liabilities. The Company owes (i) $22,045 in accounts payable, (ii) approximately $4,155.29 in accrued expenses, (iii) $9,833 to Crestline in sale of future receivable, and (iv) $440,495 to Bejoynath Narayanapillai in shareholder advances, with open due dates.

Maintaining, extending and expanding our reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect their brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on their advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding their brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands or its products on social or digital media, whether or not valid, could seriously damage their brands and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company plans to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition or results of operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

The CTO is currently paid a high salary and the CEO plans to increase his salary post offering. The Company's CTO is currently and the Company's CEO will be paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 90% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
BoodsKapper makes a "virtual office assistant" that can assign the right work order to the right technician, interact with the customer, and provide conversational reporting.
BoodsKapper began with the goal of using AI and machine learning to improve the public housing system.

BACKGROUND:

BoodsKapper began with the goal of using AI and machine learning to improve the public housing system.
The federal Housing Choice Voucher Program plays a critical role in helping to address housing needs for extremely low-income households. Its most important advantage is that vouchers give recipients the freedom to choose the kinds of housing and the locations that best meet their needs. As a consequence, many voucher recipients live in healthy neighborhoods that offer social, educational, and economic opportunities for themselves and their children.

PROBLEM:

1) Public Housing Authorities are resource constrained. Families wait for months for the inspection process to be completed before they can move into a home. This adds to the problem of homelessness in America.
2) Landlords in turn wait for months, losing rent in the process. This aggravates the problem by reducing the availability of affordable housing in many markets.
3) Currently, many housing authorities don't provide call center based support at scale. People often need to drive to the Housing Authorities to meet with their caseworkers. This is needless pain.

SOLUTION:

1. We use advanced work optimization techniques to improve inspector efficiencies. For example, our client, the Dallas Housing Authority reported a 30% increase in productivity, 20% in cost savings, and improved engagement with landlords and clients.
2. Our bot provides customer service for both the tenants and the landlords and we believe it leapfrogs generations of technology.
3. Managers get real-time visibility into operations.

Business Plan
BoodsKapper makes a "virtual office assistant" that can do three things really well:

1. Assign the right work order to the right technician
2. Interact with the customer
3. Provide conversational reporting

Assign the right work order to the right technician: This function is required in any office with employees who carry out work orders. There is a lot of classical software options such as Field Edge, Service Titan, Yardi, and SAP that solve this problem. Our difference is that we take a machine learning approach to the solution. As an example, our software is able to significantly improve inspector productivity in Public Housing Authorities (e.g. the Dallas Housing Authority reported inspector productivity increased by 30%). The inspectors drive less, get stuck in traffic less, and since the software coordinates appointments, no shows are reduced from about 20% to less than 1%.

Interact with the Customer: The work of the technician often involves coordination with a counterparty. For example, in case of a housing choice voucher inspection, there are two parties the software has to coordinate with – the landlord who intends to rent or is renting the apartment and the client who is using the voucher to live in an apartment. This is the bot side of our software. We are able to have near human-level interactions with the landlords and clients. Unlike an app with a limited number of icons that a user can interact with, the application is open-ended. We constantly learn what the clients and tenants require and train the natural language processing software to add these features. Since there are no UI changes to be made, these improvements to the production software happen almost every day.

Provide Conversational reporting: All reporting for the management is also done conversationally. Users are able to ask the application anything they want to know and get the answers immediately. For example, a Housing Choice Voucher Vice President may want to know how many inspectors are on the road at any time and can ask this question on a Siri-like interface and get the answer.

The above three skills of the virtual employee are required across a wide variety of industries. For example, our software is currently being used by a food distributor, where the primary use case is to interact with the external warehouse managers/customers and provide conversational reporting.

BUSINESS MODEL:

We charge the customers for the use of the software. Our platform provides opportunities for us to charge the customer for peripheral services; for example, landlords get the opportunity to lease to new voucher recipients who are seeking customer services from us. However, we are currently not exploring such opportunities. Pricing is based on the number of users/number of vouchers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Virtual office assistant	**A technology company that makes AI-based virtual employees**	**Companies/organizations that could use a virtual assistant (e.g. Public Housing, HVAC, Food Manufacturers)**

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are Public Housing is a market ready for disruption. The level of technology adoption is very low. As an example, the tenants and landlord usually drive to their local housing authority office to get any customer service. We believe we are helping our clients leapfrog generations of technology adoption.
As to the size of the market, the following are our estimates for Annual Recurring Revenues for the total addressable market in the USA:

1. Public Housing - $100M
2. Repair categories; such as, HVAC, Plumber, etc. - $100M
3. Routine maintenance categories; such as, pool services, pesticide handlers, etc. - $50B
4. Medical device distribution agencies - $200B

Intellectual Property
None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing & Sales	50%	50%	50%
Product Development	30%	30%	30%
Recruiting & Professional Services	20%	20%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Bejoynath Narayanapillai	Founder, CEO (11/20/2015 - present)	Founder, CEO (11/20/2015 - present): Responsible for the success or failure of the company; Operations, marketing, strategy, financing, creation of company culture, human resources, compliance with safety regulations, sales and PR
Kok Weng Leong	Chief Technology Officer (6/26/2017 - present)	Chief Technology Officer (6/26/2017 - present): Responsible for the product roadmap; Establishing technical standards, tools and procedures in alignment with the product vision; Technical recruiting; Defining and reinforcing culture; Developing the IP strategy

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	5,000,000	YES	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Sale of future receivable	Crestline	$9,833	N/A	N/A	N/A	N/A	N/A
Shareholder advances	Bejoynath Narayanapillai	$440,945	N/A	N/A	N/A	N/A	The CEO of the Company advanced funds for operations. These advances are non interest bearing, have no repayment terms and are payable on demand although the amounts will only be paid back as operations cash flows allow
SAFE Note	Lokesh Tejwani	$5,000	N/A	N/A	N/A	N/A	Valuation Cap:

							$10,000,000 If the company continues to accept investments at the valuation cap of $10,000,000 or below after July 31, 2018, then the valuation cap for the investments shall be the lower of: $8,400,000 or 30% discount to the lowest valuation cap at which the company has accepted investments; Discount Rate: 80%
SAFE Note	AFER Capital LLC	$20,000	N/A	N/A	N/A	N/A	Valuation Cap: $10,000,000 If the company continues to accept investments at the valuation cap of $10,000,000 or below after July 31, 2018, then the valuation cap for the investments shall be the lower of: $8,400,000 or 30% discount to the lowest valuation cap at which the company

							has accepted investments; Discount Rate: 80%
SAFE Note	Jeffrey Trongone	$10,000	N/A	N/A	N/A	N/A	Valuation Cap: $10,000,000 Discount Rate: 80%

Ownership

A majority of the Company is owned by one person. That person is Bejoynath Narayanapillai.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Bejoynath Narayanapillai	Common Stock	90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

BoodsKapper, Inc. ("the Company") was a limited liability company organized on November 20, 2015 and was incorporated on July 9, 2018 under the laws of the State of Delaware, and is headquartered in Dallas, Texas. BoodsKapper creates software that acts as a virtual office assistant that is capable of assigning the right work order to the right electrician, interacting with customers, and providing conversational reporting.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $41,172.66 in cash on hand as of March 31, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
SAFE Note	2018	Regulation D, 506(b)	SAFE Preferred Stock	$35,000	Product development. These investments also partially helped us launch and grow to our current user base.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 3%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2018 and 2017, the CEO of the Company advanced funds for operations. These advances are non-interest bearing, have no repayment terms and are payable on demand although the amounts will only be paid back as operations cash flows allow. At December 31, 2018 and 2017, the amount of advances outstanding is $276,721 and $164,224, respectively, and are recorded as 'Shareholder advances' on the balance sheets.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let

SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bejoynath Narayanapillai
_____
(Signature)

Bejoynath Narayanapillai
_____
(Name)

Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bejoynath L. Narayanapillai
_____
(Signature)

Bejoynath L. Narayanapillai
_____
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

April 17, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



BOODSKAPPER INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

BOODSKAPPER INC.

Years Ended December 31, 2018 and 2017

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of BoodsKapper, Inc.
8951 Cypress Waters Blvd. Ste. 160
Dallas, TX 75019

We have reviewed the accompanying financial statements of BoodsKapper Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

April 9, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

BoodsKapper Inc.
BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

ASSETS

	2018	2017
Current assets		
Cash and cash equivalents	$ 4,757	$ 1,781
Accounts receivable	460	-
Total current assets	5,217	1,781
Intangibles, net	269,245	144,277
Property and equipment, net	3,162	-
Total assets	$ 277,624	$ 146,058

LIABILITIES AND STOCKHOLDERS' EQUITY

	2018	2017
Current liabilities		
Accounts payable	$ 22,045	$ 4,195
Accrued expenses	4,155	399
Sale of future receivable	9,833	-
Shareholder advances	276,721	164,224
Total liabilities	312,754	168,818
Commitments and contingencies	-	-
Stockholders' Equity		
Common stock, 10,000,000 authorized, par value $.00001; 5,000,000 shares issued and outstanding at December 31, 2018 and 2017	50	50
SAFE agreements	35,000	-
Accumulated deficit	(70,180)	(22,810)
Total stockholders' equity	(35,130)	(22,760)
Total liabilities and stockholders' equity	$ 277,624	$ 146,058

See accountants' review report and accompanying notes to the financial statements.

BOODSKAPPER INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Sales, net	$ 198,840	$ 68,000
Operating expenses		
Salaries and Wages	91,678	11,916
General and administrative	91,827	66,712
Depreciation and amortization	28,793	-
Professional fees	17,988	8,130
Rent	17,711	-
Total operating expenses	247,997	86,758
Income (loss) from operations	(49,157)	(18,758)
Other income (expense)		
Interest expense	(1,840)	-
Other income	3,627	-
Total other income (expense)	1,787	-
Net income (loss) before income taxes	(47,370)	(18,758)
Provision for income taxes	-	-
Net income (loss)	$ (47,370)	$ (18,758)

See accountants' review report and accompanying notes to the financial statements.

BoodsKapper Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(unaudited)

| | Common Stock | | Additional | Accumulated | SAFE | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Agreements	Equity
Balance on December 31, 2016	5,000,000	$ 50	$ -	$ (4,002)	$ -	$ (3,952)
Net income (loss)				(18,808)		(18,808)
Balance on December 31, 2017	5,000,000	50	-	(22,810)	-	(22,760)
SAFE agreements proceeds					35,000	35,000
Net income (loss)				(47,370)		(47,370)
Balance on December 31, 2018	5,000,000	$ 50	$ -	$ (70,180)	$ 35,000	$ (35,130)

See accountants' review report and accompanying notes to the financial statements.

BOODSKAPPER INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

		2018		2017
Cash flows from operating activities				
Net income (loss)	$	(47,370)	$	(18,758)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:				
Depreciation and amortization		28,793		-
Changes in operating assets and liabilities:				
Accounts receivable		(460)		-
Accounts payable		17,850		4,195
Accrued expenses		3,756		399
Net cash provided (used) by operating activities		2,569		(14,164)
Cash flows from investing activities				
Purchases of intangibles		(152,858)		(144,277)
Purchases of fixed assets		(4,065)		-
Net cash used by investing activities		(156,923)		(144,277)
Cash flows from financing activities				
Proceeds from debt agreement		9,833		-
Proceeds from related party debt		112,497		160,222
Proceeds from SAFE agreements		35,000		-
Net cash provided by financing activities		157,330		160,222
Net increase in cash and cash equivalents		2,976		1,781
Cash and cash equivalents, beginning		1,781		-
Cash and cash equivalents, ending	$	4,757	$	1,781
Supplemental cash flow information:				
Cash paid during the period for:				
Interest		1,840		-
Income taxes		-		-

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BoodsKapper, Inc. ("the Company") was a limited liability company organized on November 20, 2015 and was incorporated on July 9, 2018 under the laws of the State of Delaware, and is headquartered in Dallas, Texas. BoodsKapper creates software that acts as a virtual office assistant that is capable of assigning the right work order to the right electrician, interacting with customers, and providing conversational reporting.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company follows ASC 606 of the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* for revenue recognition. The Company recognizes revenue upon the transfer of promised services to customers in amounts that reflect the consideration to which the Company expects to be entitled for the transfer of services. The Company considers revenue earned when all of the following criteria are met: (i) the contract with the customer has been identified, (ii) the performance obligations have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to the performance obligations, and (v) the performance obligations have been satisfied. The Company has agreements with various entities to provide specific deliverables. The Company recognizes revenue once they have provided the deliverables per the agreement. The Company also recognizes revenue for software provided as a service for each user that utilizes the software on a monthly basis.

Major Customers

The Company had one customer whose revenue individually represented 10% or more of the Company's total revenue at both December 31, 2018 and 2017. For the twelve months ended December 31, 2017, one customer's revenue represented 100% of the Company's total revenue. For the twelve months ended December 31, 2018, one customer's revenue represented 91% of the Company's total revenue.

The concentration of revenue makes the Company vulnerable to the risk of a near-term severe impact.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Depreciation expense for the years ended December 31, 2018 and 2017, was $903 and $0, respectively.

Intangibles

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2018 and 2017.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $9,605 and $11,720 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $70,180 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

ASU Update 2014-09, *Revenue from Contracts with Customers (Topic 606)* was issued by the FASB related to recognizing revenue in contracts with customers with an effective date for years beginning on or after December 31, 2017. The Company adopted this standard on January 1, 2018. The Company completed its analysis of the impact of the adoption and has concluded the adoption of ASC Topic 606 did not have a significant impact on the Company's financial statements. No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 9, 2019, the date these financial statements were available to be issued, and have determined that there are no subsequent events to disclose.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses of approximately $70,180 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2018	2017
Internally developed software	$ 297,135	$ 144,277
	297,135	144,277
Accumulated amortization	(27,890)	-
Intangible assets, net	$ 269,245	$ 144,277

Amortization expense for the years ended December 31, 2018 and 2017, was $27,890 and $0, respectively.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2018	2017
Computers & Equipment	$ 4,065	$ -
Accumulated depreciation	(903)	-
Property and equipment, net	$ 3,162	$ -

Depreciation expense for the years ended December 31, 2018 and 2017, was $903 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the CEO of the Company advanced funds for operations. These advances are non-interest bearing, have no repayment terms and are payable on demand although the amounts will only be paid back as operations cash flows allow. At December 31, 2018 and 2017, the amount of advances outstanding is $276,721 and $164,224, respectively, and are recorded as 'Shareholder advances' on the balance sheets.

NOTE 6 – SAFE AGREEMENTS

During the year ended December 31, 2018, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $35,000. The SAFE agreements have no interest rates or maturity dates.

The SAFE agreements entered into become convertible into shares of SAFE preferred stock. The number of SAFE preferred shares the SAFE agreements convert into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company at the triggering equity financing.

At December 31, 2018, the SAFE agreements have not yet converted as qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2018 but will be prior to the qualifying financing. Based on the terms of the agreements, the SAFE agreements have been recorded as equity.

NOTE 7 – SALE OF FUTURE RECEIVABLE

During 2018, the Company entered into Future Sales Receivable Agreement as a means of establishing credit. As this is not a loan, there is no associated interest rate. The purchase price of the agreement was $10,000, with a total amount sold of $11,800. As of December 31, 2018 and 2017, the remaining balance to be paid is $9,833 and $0, respectively.

NOTE 8 – OPERATING LEASES

During 2018, the Company executed a lease agreement to lease office space in Dallas, Texas. The lease commenced March 19, 2018 and expires March 31, 2019. The monthly lease payment is $1,245.

For the years ended December 31, 2018 and 2017, the Company recognized rent expense on leases in which it was named the lessee of $17,711 and $0, respectively.

NOTE 9 – STOCKHOLDERS'/MEMBERS' EQUITY

The Company has 10,000,000 authorized common shares at a par value of $.00001. At December 31, 2018 and 2017 there were 5,000,000 shares of common stock issued and outstanding.

During the year ending December 31, 2016, the Company issued 5,000,000 shares to founders valued at $50. No additional shares have been issued as of December 31, 2018 and 2017.

EXHIBIT C
PDF of SI Website


BOODSKAPPER
This presentation contains offering materials prepared solely by BoodsKapper Inc. without the assistance of SI Se
FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating
company, its business plan and strategy, and its industry. These statements reflect management's current views w
based information currently available and are subject to risks and uncertainties that could cause the company's a
materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are m
purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements,
made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and complete
statements, and is under no duty to update any such statements to conform them to actual results.

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AI-based virtual office assistant for technicians and customers

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INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

BoodsKapper is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by BoodsKapper without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Two enterprise clients signed: Dallas Housing Authority and TreeHouse Foods
- Over $266,000 in sales revenue in 2017-2018 (unaudited)
- $390,000 in new signings in 2019
- Founders have strong experience, including software roles at IBM and Motorola
- Current SAP Innovation Awards finalist

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $6,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

BoodsKapper makes a "virtual office assistant" that can assign the right work order to the right technician, interact with the customer, and provide conversational reporting.

BACKGROUND:

BoodsKapper began with the goal of using AI and machine learning to improve the public housing system.

The federal Housing Choice Voucher Program plays a critical role in helping to address housing needs for extremely low-income households. Its most important advantage is that vouchers give recipients the freedom to choose the kinds of housing and the locations that best meet their needs. As a consequence, many voucher recipients live in healthy neighborhoods that offer social, educational, and economic opportunities for themselves and their children.

PROBLEM:

1) Public Housing Authorities are resource constrained. Families wait for months for the inspection process to be completed before they can move into a home. This adds to the problem of homelessness in America.

2) Landlords in turn wait for months, losing rent in the process. This aggravates the problem by reducing the availability of affordable housing in many markets.

PROFILE MENU

3) Currently, many housing authorities don't provide call center based support at scale. People often need to drive to the Housing Authorities to meet with their caseworkers. This is needless pain.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Prior Rounds

Financial Discussion

Market Landscape

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❓ FAQs

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SOLUTION:

1. We use advanced work optimization techniques to improve inspector efficiencies. For example, our client, the Dallas Housing Authority reported a 30% increase in productivity, 20% in cost savings, and improved engagement with landlords and clients.

2. Our bot provides customer service for both the tenants and the landlords and we believe it leapfrogs generations of technology.

3. Managers get real-time visibility into operations.

Product & Service

BoodsKapper makes a "virtual office assistant" that can do three things really well:

1. Assign the right work order to the right technician

2. Interact with the customer

3. Provide conversational reporting

Assign the right work order to the right technician: This function is required in any office with employees who carry out work orders. There is a lot of classical software options such as Field Edge, Service Titan, Yardi, and SAP that solve this problem. Our difference is that we take a machine learning approach to the solution. As an example, our software is able to significantly improve inspector productivity in Public Housing Authorities (e.g. the Dallas Housing Authority reported inspector productivity increased by 30%). The inspectors drive less, get stuck in traffic less, and since the software coordinates appointments, no shows are reduced from about 20% to less than 1%.

Interact with the Customer: The work of the technician often involves coordination with a counterparty. For example, in case of a housing choice voucher inspection, there are two parties the software has to coordinate with – the landlord who intends to rent or is renting the apartment and the client who is using the voucher to live in an apartment. This is the bot side of our software. We are able to have near human-level interactions with the landlords and clients. Unlike an app with a limited number of icons that a user can interact with, the application is open-ended. We constantly learn what the clients and tenants require and train the natural language processing software to add these features. Since there are no UI changes to be made, these improvements to the production software happen almost every day.

Provide Conversational reporting: All reporting for the management is also done conversationally. Users are able to ask the application anything they want to know and get the answers immediately. For example, a Housing Choice Voucher Vice President may want to know how many inspectors are on the road at any time and can ask this question on a Siri-like interface and get the answer.

The above three skills of the virtual employee are required across a wide variety of industries. For example, our software is currently being used by a food distributor, where the primary use case is to interact with the external warehouse managers/customers and provide conversational reporting.

BUSINESS MODEL:

We charge the customers for the use of the software. Our platform provides opportunities for us to charge the customer for peripheral services; for example, landlords get the opportunity to lease to new voucher recipients who are seeking customer services from us. However, we are currently not exploring such opportunities. Pricing is based on the number of users/number of vouchers.

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AI based automation of the Housing Choice Voucher...

Virtual office assistant for the Heating, Ventilation and AC repair (HVAC) companies

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Team Story

Bejoy worked at IBM as an Associate Partner in their Global Business Services in the Supply Chain service area. This is where he learned about Watson, specifically, and what AI can do in the world of business. After working in this area for several years, Bejoy left IBM to found BoodsKapper. KW Leong and Bejoy worked together on a project in 2010 and Bejoy and KW have been friends ever since. So when Bejoy decided to pursue his entrepreneurial dreams he convinced KW, who by then had moved back to Malaysia, to relocate back to the USA and join him as a co-founder. KW joined BoodsKapper in June of 2017 and the coding started. KW then relocated to the USA in March of 2018 when we contracted with our first enterprise customer. The product was launched in August of 2018.

Why public housing?: We are currently focused on public housing because this is a sector where our technology can have a more significant, positive impact on our clients. In many other sectors, an AI-based bot would be seen as largely a cost-saving compromise. In the public housing space, the alternative is no customer service at all.

Founders and Officers



Bejoy Narayana
CEO

Bejoy has 20 years of IT experience in the areas of ERP systems and AI. He is an expert in the area of Supply Chain Management in multiple industries. Bejoy is an ex IBMer. He holds a bachelors degree in Mechanical Engineering from Kerala University, India, and an MBA from the NYU Stern School of Management.



Kw Leong
CTO

KW is an exceptionally talented programmer who has over 14 years of experience in software development. He started his career working as a software engineer at Motorola. His experience includes programmer and team lead roles on several large scale business transformation programs. He holds a Bachelor of Science Degree in Computer Engineering from the University at Buffalo.

Q&A with the Founder

Q: Please detail your product/platform and its key use cases.
BoodsKapper:

BoodsKapper is a "virtual office assistant" who can assign the right work order to the right technician, interact with the customer and provide conversational reporting.
In the current segment where we are making traction (Public Housing Authorities), our product makes an impact on people's lives. Our software squarely addresses the needs, such as, lack of quality control on inspections, lack of human resources (optimizing work order allocation with 30% productivity gains), and lack of management visibility. We cut down the processing time dramatically, making it possible for families to move off the street into a decent house and for landlords to earn rent instead of waiting for approvals.

Q: Please summarize your business and business model.
BoodsKapper:

SaaS business with monthly paying customers.

In the current segment of Housing Authorities, we are able to get a down payment from the customer that is a mix of one year of SaaS fees and setup fees. This down payment more than offsets CAC. We don't expect this to continue with other segments. Nonetheless, we still expect our unit fundamentals to be better than average.

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Q: Please detail your competitive advantages.

BoodsKapper:

See the product insights that form our competitive advantage:

- Experienced office managers have a sense of the skills of their technicians, how much time each work order is likely to take, and an awareness of extraneous factors; such as, customer preferences and traffic. They make trade-offs and adjust the rules.
- Our first insight is that the machine can learn these skills and get much better than the human. Real time allocation of resources by the machine can improve customer satisfaction and profitability.
- Our second insight is in identifying Public Housing as a sector with acute pain where we can get customers even when we don't have enough data to develop an ML model and the product is half baked (solving the chicken and egg problem).
- Our third insight is to take a "zero software" approach. Business executives should be able to even take policy decisions and verbally communicate to the virtual assistant with no need for IT involvement.
- Our fourth insight is to offer a network on our platform. There are several PHAs that want to share inspectors, settle the payments on our platform.

Q: How large is your user base/community?

BoodsKapper:

Currently our application is being used by over 18,000 users from over 3000 businesses (tenants and property managers), in large part due to our relationship with the Dallas Housing Authority. Our platform is a network where the paying customer for us are the Public Housing Authorities. Our software provides customer service to the property managers who rent to these Housing Authorities and the tenants who live in these apartments.

Q: How many full-time employees (including founders) do you currently have?

BoodsKapper:

Two co-founders and two employees (One Machine Learning Engineer and a Full stack developer). The Machine learning Engineer is based out of Vietnam and the Full stack Developer is based out of India. We will be relocating the Machine Learning Engineer to Dallas as soon as the funding is secured. The two founders and the machine learning engineer are the founding team.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $6,000,000
Interest rate:	3.0%
Note term:	24 months

Additional Terms

Closing conditions:	While BoodsKapper has set an overall target minimum of US $250,000 for the round, BoodsKapper must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to BoodsKapper's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

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If Minimum Amount Is Raised

E

If Maximum Amount Is Raised





- Recruiting & Profession...
- Marketing and Sales
- Product Development

- Recruiting & Profession...
- Marketing and Sales
- Product Development

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of BoodsKapper's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $35,000
Closed Date	Jul 13, 2018
Security Type	Convertible Note
Valuation Cap	US $10,000,000

Financial Discussion

Operations

BoodsKapper, Inc. ("the Company") was a limited liability company organized on November 20, 2015 and was incorporated on July 9, 2018 under the laws of the State of Delaware, and is headquartered in Dallas, Texas. BoodsKapper creates software that acts as a virtual office assistant that is capable of assigning the right work order to the right electrician, interacting with customers, and providing conversational reporting.

Liquidity and Capital Resources

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The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $41,172.66 in cash on hand as of March 31, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape

Public Housing is a market ready for disruption. The level of technology adoption is very low. As an example, the tenants and landlord usually drive to their local housing authority office to get any customer service. We believe we are helping our clients leapfrog generations of technology adoption.

As to the size of the market, the following are our estimates for Annual Recurring Revenues for the total addressable market in the USA:

1. Public Housing - $100M
2. Repair categories; such as, HVAC, Plumber, etc. - $100M
3. Routine maintenance categories; such as, pool services, pesticide handlers, etc. - $50B
4. Medical device distribution agencies - $200B

Risks and Disclosures

The Company's cash position is relatively weak. The Company currently has $41,172.66 in cash balances as of March 31, 2019. This equates to three months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company depends on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently, revenue is concentrated in 2 main customers which are responsible for approximately all of the current revenue. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. If the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss. Additionally, while the Company has added several thousand users on the platform as a result of its relationship with their two paying customers, the Company has not shown that they can monetize the participation of these property managers on their platform.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. As a cloud software building, the Company decided not to disclose their trade secrets and does not currently hold any patents. Therefore, their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended product evaluations and configuring the product to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contract son favorable terms could have na adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company is subject to rapid technological change and dependence on new product development. The Company's industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, they must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in their industry, the Company continues to face advanced and persistent attacks on their information infrastructure where they manage and store various proprietary information and sensitive/confidential data relating to their operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack their products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate their network security and misappropriate or compromise their confidential information or that of their customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that they produce or procure from third-parties

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may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of their information infrastructure systems or any of their data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect their business.

Through the Company's operations, they collect and store certain personal information that their customers provide to purchase products or services, enroll in promotional programs, register on their website, or otherwise communicate and interact with us. They may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt their operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's principal shareholders own voting control of the Company. Their current officers, directors, founders, and principal shareholders currently own a total of 5,000,000 shares of Common Stock or 100% of the total issued and outstanding capital stock of the Company. Their principal shareholders will own a majority of their Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of their common stock. This concentration of ownership may not be in the best interests of all their shareholders.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $18,758 from its inception through December 31, 2017. For the year ended December 31, 2018, it incurred a net loss of $47,370. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The AI Technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for their products change continually. The Company's success depends on their ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, their sales and market share will decrease. The Company must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if they fail to introduce new and improved products to satisfy those preferences, their sales could decline. In addition, because of their varied customer base, they must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand their product offerings successfully across product categories, or if they do not rapidly develop products in faster growing and more profitable categories, demand for their products could decrease, which could materially and adversely affect their product sales, financial condition, and results of operations.

In addition, achieving growth depends on the Company's successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on their ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise their competitive position and adversely impact their business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive AI Technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company has outstanding liabilities. The Company owes (i) $22,045 in accounts payable, (ii) approximately $4,155.29 in accrued expenses, (iii) $9,833 to Crestline in sale of future receivables, and (iv) $440,495 to Bejoynath Narayanapillai in shareholder advances, with open due dates.

Maintaining, extending and expanding our reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect their brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on their advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding their brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands or its products on social or digital media, whether or not valid, could seriously damage their brands and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company plans to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition or results of operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

The CTO is currently paid a high salary and the CEO plans to increase his salary post offering. The Company's CTO is currently and the Company's CEO will be paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in BoodsKapper

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by BoodsKapper. Once BoodsKapper accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to BoodsKapper in exchange for your securities. At that point, you will be a proud owner in BoodsKapper.

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What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, BoodsKapper has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now BoodsKapper does not plan to list these securities on a national exchange or another secondary market. At some point BoodsKapper may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when BoodsKapper either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is BoodsKapper's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the BoodsKapper's Form C. The Form C includes important details about BoodsKapper's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck

BOODSKAPPER



This presentation contains offering materials prepared solely by BoodsKapper Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



About Us

- BoodsKapper makes an AI-based virtual office assistant that can assign the right work order to the right technician, interact with the customer, and provide conversational reporting.
- We are currently focused on the Public Housing Market, where software is trained to handle Housing Choice Voucher inspections and related customer support.


3:47 AT&T
75%
BoodsKapper
Hi
Hi there KW, how can I help?
Upload Inspections
Inspection Schedule
Write a message...
English (US)

The Problem



- Public Housing Authorities are resource constrained. Families can wait for 6 months for the inspection process to be completed before they can move into a home. This adds to the problem of homelessness in America.

- Landlords in turn wait for 6 months, losing rent in the process. This aggravates the problem by reducing the availability of affordable housing in many markets.

- Currently many housing authorities don't provide call center based support at scale. People often need to drive to the Housing Authorities to meet with their caseworkers. This is needless pain.



The Solution

- We use advanced work optimization techniques to significantly improve inspector efficiencies.
  - For example, our client, the Dallas Housing Authority reported a 30% increase in productivity, 20% in cost savings, and improved engagement with landlords and clients
- With BoodsKapper, we believe we have leapfrogged generations of technology in providing customer service for both the tenants and the landlords.
- Managers get real-time visibility into operations.



Map
Satellite
Filter
Total Inspections 57 / 76
Inspectors on the road 8
Inspectors on duty 10
Inspectors in office 0
Inspectors on dispatch 4
Result 33 / 20 / 1
Annual Inspections 32 / 48
Re-inspections 15 / 17
Initials and Specials 9 / 10
Inspections MTD 723 / 1003
Result 476 / 180 / 39

Key Numbers



KPI	January 2018	August 2018	Oct 2018	Jan 2019	Feb 2019	March 2019
Milestone	Start of Coding	Product Launch	Second Enterprise Client		Property Management Side Launched	
Users[1] on the platform			23	53	18786	18786
Businesses[1] on the platform			1	2	3613	3613
Signings	$180,000		$49,500	$370,000		$20,000
Number of employees	3		3	4	4	4

[1]The growth in users and businesses on the platform is a result from the Company's deal with the Dallas Housing Authority. When a housing authority is added, the network of property managers and tenants are added and have been reflected here as individual businesses and users.

Past performance may not be indicative of future results. Different types of investments involve varying degrees of risk, and there can be no assurance that the future performance of any specific investment, investment strategy, or product will be profitable or equal to any corresponding indicated historical performance level(s).

Total Addressable Market (USA)

SECTOR	SUB SECTORS	SIZE OF MARKET- ARR
Government	Public Housing	$100M
Repair & Fixture categories	HVAC, Painter, Locksmith etc.	$100M
Routine home maintenance	Pool services, Pesticide handler, Pruner etc.	$50B
Medical	Device distribution agencies	$200B

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

COMPETITIVE ANALYSIS



	Optimization of work orders based on needs in the sector	Ability to learn with experience	Real time visibility of activities on the ground	Ability to have conversations with landlords and clients - Context, Subject specific language
BoodsKapper	✓	✓	✓	✓
Curious AI	X	✓	X	Not out of the box. Has the capability
Kore.ai	X	✓	X	Not out of the box. Has the capability
Field Edge/ Service Titan etc. (Field services software)	Partial. Classical programming approach. Not ML based	X	✓	X
Yardi (Real estate software)	Partial. Classical programming approach. Not ML based	X	✓	X

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Traction and Financial Projections

	2018	2019	2020	2021
REVENUE				
Net sales	$199,840	$1,000,000	8,000,000	56,000,00
OPERATING EXPENSES				
Salaries and Wages	91,678	700,000	2,800,000	16,000,000
General and Administrative	91,827	800,000	8,000,000	16,000,000
Professional Fees, Rent, etc.	64,492	300,000	1,000,000	6,000,000
Total Operating Expenses	$247,997	$1,800,000	$11,800,000	$38,000,000

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

USE OF FUNDS



Product
Sales & Marketing
Recruting, legal, Admin, and management





First Name: XING
Last Name: JIANG
ID: o0017095
Email: xingjianghz@hotmail.com
Phone: +19727457112
Upcoming Inspection
Here are the details of your recent and upcoming Housing Inspections.
Grapevine
Irving
Fort Worth
Burleson
Mansfield
Landlord
Tenant
Reminders
Bob.AI Communication
Date: 3/07/2019
Total Notifications 356
Client Notifications 175
Landlord Notifications 181
Total Conversations 80
Client Conversations 36
Landlord Conversations 44
Reschedule 1



EXIT OPTIONS

- We see acquisition as the most likely exit option
- Potential acquirers:
  - SAP
  - IBM
  - Salesforce
  - Google
  - Facebook
  - Apple
  - Infosys, TCS, Cognizant etc.
- Motives:
  - For Enterprise software companies: Consumer grade experience in the enterprise, data to train their own AI software
  - For B2C companies: Effort to create a universal assistant that will do everything for everyone in the world. Content.
  - For system integrators: Move up the value ladder and access to government clients



5:40 AT&T
BoodsKapper
5:40 PM, Thursday
Hey bk, where is my next inspection?
5:40 PM, Thursday
Your next inspection today is listed below. Please let me know when you have arrived.
Inspection 1/4 - Completed
ID: 99024
Unit: 943423
ETA: 02:03 PM
Bedroom: 0
Appointment: 10:30 AM - 02:30 PM
Address: 922 N HASKEL AVE 12
Dallas TX 75204
Launch Navigation
Inspection Details
Show on map
Driving to 943423
Write a message...

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

FOUNDERS



 

Bejoy Narayana - CEO

Bejoy has 20 years of IT experience in the areas of ERP systems and AI. He is an expert in the area of Supply Chain Management in multiple industries. Bejoy is an ex IBMer. He holds a bachelors degree in Mechanical Engineering from Kerala University, India, and an MBA from the NYU Stern School of Management.

KW Leong - CTO

KW is an exceptionally talented programmer who has over 14 years of experience in software development. He started his career working as a software engineer at Motorola. His experience includes programmer and team lead roles on several large scale business transformation programs. He holds a Bachelor of Science Degree in Computer Engineering from the University at Buffalo.

EXHIBIT E

Video Transcript

Exhibit E: Video Transcripts

AI based Automation of the Housing Choice Voucher Program

https://www.youtube.com/watch?v=bgRRIACBH7M

Narrator: Paul is a section 8 housing inspector. With the new BoodsKapper tool, Paul now has a state-of-the-art AI tool that plans his workday. Every morning that Paul is working, BoodsKapper sends him a message.

BoodsKapper App: Good morning Paul. You have eleven inspections today. Let me know when you are ready to head out by clicking on "start your day" below.

Narrator: Paul is reminded that the next appointment is canceled. Now BoodsKapper will optimize the route based on the cancellation.

Linda is the manager of an apartment complex that accepts Housing Choice vouchers from the local PHA. Linda used to receive postal mail notifying her of the inspection date. BoodsKapper now schedules the appointment using SMS or email. Linda notices that the inspection wait times have gone down from a few months to a few days. Linda likes it and is more inclined to accept vouchers in the future.

It is 5 o'clock PM and Mary just received an alert on her cellphone giving a summary of the operations for the day. Business alerts are sent to notify users of certain situations. Here, this is a daily alert that gives the total number of inspections, inspectors who are on the road, and inspections that failed. Mary can see all the conversations that landlords and clients are having with the virtual assistant, Bob.ai. The important conversations are summarized as well. For example, if the client is not living in the apartment any longer and the voucher payments have to be stopped, that information is highlighted in brown. Mary also checks the actual conversations the client is having with Bob.ai and is pleased to know that Bob.ai is helping a lot of users in real time.

HVAC BoodsKapper

https://www.youtube.com/watch?v=KorfibNkOlU&t=1s

On Screen: Smart HVAC found itself in a position of not understanding today's customers. Much less how to manage them.

Narrator: I'm sorry. I will get back to you. I'm not sure, maybe today? We're backed up.

This is the office of a typical HVAC company. Operations are chaotic. It does not have to be this way. Let us see how the application of artificial intelligence to our industry will bring dramatic improvements. Let us start from the perspective of our customer. Linda Smith is busy getting ready for the day and realizes that the second floor of her house is frozen because the heater is out. Linda searches on google for HVAC companies near her. She notices that the Smart HVAC repair has an option to chat with us. BoodsKapper added this gateway for smart HVAC repair. Linda likes it and she starts a conversation. BoodsKapper uses advanced software that is aware of the location of all the HVAC repairs of the company at any point. The company then provides the right person to assign the work order.

Before smart HVAC repairs implemented BoodsKapper, Mike used to call the customers and the office several times a day. Now BoodsKapper does all the coordination for him like a personal assistant. BoodsKapper looks for the mechanic closest to the location and assigns the work order. The advanced algorithm ensures that skilled workers drive less and get more done. Mike used to wait in traffic for a

significant period of his day, now that smart HVAC repair has prepared his routes, Mike is constantly on the go. Mike heads towards Linda's home. Linda is notified and can see Mike on the map. Linda likes this Uber-like experience. Once the appointment is over, Linda will not be able to track Mike. Mike will have no record of Linda's address or phone number.

Matthew brewer the CEO of Smart HVAC repair notices several things. First of all lots of customers stay with Smart HVAC repair. Once a conversation thread is open, they find it easy to continue the conversation. Secondly every employee is driving less in completing more work orders saving money and making more of it at the same time. There is a 20% improvement in profitability. Thirdly the mechanics never exchange numbers with the customers. This gives the company an additional level of protection.